MICHAEL I. RUDELL*◊
NICHOLAS GORDON
ELLIOT H. BROWN**
NEIL J. ROSINI◊
ROSE H. SCHWARTZ
DANIEL M. WASSER◊
KENNETH M. WEINRIB
RICHARD A. BEYMAN
ERIC S. BROWN
JONATHAN A. LONNER*
MATTHEW C. LEFFERTS

HEATHER J. REID
JAKE M. LEVY

FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.
ATTORNEYS AT LAW
488 MADISON AVENUE
18TH FLOOR
NEW YORK, NY 10022-5707
www.fwrv.com

TELEPHONE: (212) 935-5500
TELECOPIER: (212) 308-0642

JOHN A. VASSALLO
OF COUNSEL
—
LEONARD FRANKLIN
1938-1995
—
STEPHEN WEINRIB
1948-1987
—
* ALSO ADMITTED CALIFORNIA
** ALSO ADMITTED PENNSYLVANIA
◊ ALSO ADMITTED NEW JERSEY

Direct Dial: 212 446-9782
Email: hreid@fwrv.com

April 13, 2010



VIA FEDERAL EXPRESS

John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Godspell, LLC, a Delaware limited liability company*

Dear Mr. Reynolds:

With respect to the letter dated March 25, 2010 (the "Comment Letter"), which you sent on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC") relating to the Offering Statement on Form 1-A ("Form 1-A") of The Godspell LLC, a Delaware limited liability company (the "Company"), set forth below are the Company's responses to the comments set forth in the Comment Letter. In addition, please find enclosed seven (7) copies of the Company's Pre-Effective Amendment No. 2 to Form 1-A ("Pre-Effective Amendment No.2"), seven (7) of which, for your convenience, are marked against the Company's Pre-Effective Amendment No. 1 to Form 1-A.

Offering Circular
General

1.   *Please revise your offering circular so that it complies with Release No. 33-6900 (June 17, 1991), particularly sections II.Al, II.B.2.b, II.B.2.d, II.B.2.g and II.B.2.h of the Release. For additional guidance, see Question 128.05 of the Securities Act Forms Compliance and Disclosure Interpretations, which is located at http://www.sec.gov/divisions/corpfiniguidance/saflllterp.htm.*

The Company has amended its disclosure in accordance with your comment.

312518/2/8399/0014

FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.

2.   *Based on the risk factors relating to tax issues, it appears that tax consequences are material to your offering. Please add disclosure to the offering circular describing all material federal tax consequences, and file a supporting tax opinion as an exhibit. For guidance, see Question 128.07 of the Securities Act Forms Compliance and Disclosure Interpretations, which is located at http://www.sec.gov/divisions/corpfiniguidance/saflllterp.htm.*

The Company does not believe that tax consequences are material to this offering. The offering is not described as or intended to be a tax shelter. The Company believes that there are no tax risks associated with this offering other than those that ordinarily apply to investments in pass-through entities. Clarifying language to such effect has been added immediately prior to the Tax Risks disclosure section.

Notification
Significant Parties

3.   *Please revise to identify counsel to the issuer and provide the residential address as required.*

The Company has amended its disclosure in accordance with your comment.

Jurisdictions in Which Securities Are to be Offered

4.   *Please identify the officers and directors that will be offering your Regulation A securities. Also, please advise us, on a supplemental basis, whether each noted officer or director is a registered broker-dealer or exempt from broker dealer registration. If Exchange Act Rule 3a4-1 will be relied upon, please supplementally provide us with sufficient facts on how each selling officer or director will satisfy the elements of the Rule. We may have further comment.*

The Company has amended its disclosure in accordance with your comment. Kenneth Hasija, President of the Managing Member of the Company will be selling the securities on behalf of the Company. Mr. Hasija is not a registered broker-dealer and the Company believes he is exempt from registration in reliance upon the safe harbor of Rule 3a4-1 of the Exchange Act.

The basis of the analysis for reliance on Rule 3a4-1 of the Exchange Act with respect to each element of the safe harbor is set forth as follows:

(i)   Mr. Hasija is not currently nor will he be subject to a statutory disqualification under Section 3(a)(39) of the Exchange Act at the time of his participation in the offering;

(ii)   Mr. Hasija is not receiving commissions or other remuneration in connection with his participation in this offering based either directly or indirectly on transactions in securities. Through the Managing Member, Mr. Hasija is currently performing and will continue to perform substantial duties for the Company as producer of the Broadway Production. Any compensation to the Managing Member is being made solely in consideration for producer services and services related to the marketing of the sale of tickets for the Broadway Production;

(iii)   Mr. Hasija is not currently and will not be an associated person of a broker or dealer; and

(iv)   Mr. Hasija will meet the conditions of Rule 3a4-1(4)(iii) by virtue of his participation in passive sales activities only. The Company intends to advertise its security offering principally through its website and on Mr. Hasija's personal blog. The content of these communications will be approved by the Managing Member of the Company and have separately been submitted to the Commission as sales material. On no account will Mr. Hasija initiate contact with prospective investors through oral solicitation including "cold calling". In responding to inquiries of prospective investors initiated by the prospective investor, the content of such responses will be limited to the information contained in the offering statement in Form 1-A.

5.   *Revise the disclosure to note whether the securities have been or will be registered in the noted jurisdictions.*

The Company has amended its disclosure in accordance with your comment.

Unregistered Securities Issued or Sold Within One Year. page 3

6.   *We note your statement "N/A" regarding the issuance of any unregistered securities within one year prior to filing the Form 1-A. We note your statement in the section "Front Money Investors" on page 49 that "[a]s of the date of this Offering Circular, the Managing Member has received an aggregate of Eighty Five Thousand Dollars ($85,000) in 'front money' from a single investor ...." Revise to provide the disclosure required by Pmt I Item 5 of Form 1-A including the rule or regulation relied upon for the exemption from registration. We may have further comment.*

The Company has amended its disclosure in accordance with your comment.

Offering Circular
General

7.   *Please revise throughout the offering circular to indicate that Kenneth A. Hasija is Ken Davenport's legal name. For example, identify in the management section Kenneth A. Hasija as the sole owner, officer and director of the Managing Member.*

The Company has amended its disclosure in the offering circular (the "OC") in accordance with your comment.

Cover Page

8.   *Please add the information required by Item 1 (b) of Model B.*

The Company has amended its disclosure on the cover page of the OC in accordance with your comment.

FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.

9.   *Please add the legend required by Rule 253(d) to the cover page. Provide the exact language required by Rule 253(d).*

       The Company has amended its disclosure on the cover page of the OC in accordance with your comment.

10.   *Please revise the first paragraph to clarify that there is a minimum investment of $1,000.*

       The Company has amended its disclosure on the cover page of the OC in accordance with your comment.

11.   *Please address whether there will be any deductions from the funds returned to investors if the minimum is not reached.*

       Except with respect to the front money investment and those accredited investors that expressly authorize use of their funds prior to achieving the minimum, there will be no deductions from the funds returned to investors if the minimum is not achieved.

12.   *Briefly indicate the "substantial restrictions on resale or transfer" under the company's operating agreement.*

       The Company has amended its disclosure on the cover page of the OC in accordance with your comment.

Important Notices to Investors, page 6

13.   *We note your statement that "the delivery of this offering circular shall not, under any circumstances, create any implication that there has been no change in the affairs of the company since the date of this offering circular or that the information contained herein is correct as of any subsequent time." In light of the requirement in Rule 253(e) of Regulation A of the Securities Act, please remove the noted statement.*

       The Company has amended its disclosure in the OC in accordance with your comment.

Offering Circular Summary
Our Business, page 9

14.   *Please revise to address whether the company has acquired the rights in the Musical from the authors.*

       There has been no change in the status of the Company's acquisition of rights from the authors since the initial filing of the Form 1-A, therefore, the Company has not amended the language in the OC regarding the Company's acquisition of the rights in the Musical from the authors. However, there have been a few changes to the form of the Production Contract, and we have attached a clean and marked copy of the Production Contract to the Form 1-A.

15.   *We note that the managing member is permitted to purchase units. Please revise to clarify whether the units purchased by the managing member will count towards meeting the minimum offering amount.*

FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.

The Company has amended its disclosure in the OC in accordance with your comment.

The Offering, page 10

16.   *Please revise to address that no distributions will be made unless the amount to be distributed is in excess of $5.00 per Unit.*

The Company has amended its disclosure in the OC in accordance with your comment.

Suitability of Certain Investors, page 11

17.   *We note your statement that if minimum amount of securities are not sold within nine months then all trust funds will be returned. Please revise, throughout the offering circular, to indicate that all trust funds will promptly be returned.*

The Company has amended its disclosure in the OC in accordance with your comment.

18.   *We note your statements that "we reserve the right to negotiate and agree in writing with a limited number of Accredited Investors for the right to immediately use their investments for pre-production purposes prior to completion of the Minimum Offering." It appears that the company's offering is not being made on a minimum/maximum basis. Please revise your offering statement as appropriate or advise.*

The Company has amended its disclosure in the OC in accordance with your comment and included the financial terms to be offered to Accredited Investors if they permit the Company to immediately use their investment. Even though the Company intends to seek the immediate use of the funds of Accredited Investors, it still considers the offering to be a minimum/maximum offering for the following reasons: (i) an investment made by an Accredited Investor who authorizes immediate use still counts towards the minimum offering amount, (ii) the Company may not use the proceeds of investors who do not authorize immediate use until the minimum has been reached, (iii) structuring the offering as a minimum/maximum offering while at the same time providing for immediate use by those investors that specifically permit such use is industry standard in theatrical offerings, and (iv) the New York Theatrical Syndication Financing regulations promulgated under the New York Arts and Cultural Affairs Law, which governs non-preempted New York offerings such as this and are the only regulations of its type geared towards theatrical offerings, specifically contemplates structuring theatrical offerings in the manner contemplated by the Company. For example, these regulations require the minimum/maximum to be stated on the outside front cover of the offering circular and that the minimum may not be less than 75% of the maximum at the same time as providing for specific rules relating to the authorization of immediate use of funds including the precise form of waiver to be executed by the investor. It would appear that an offering that failed to state a minimum/maximum in accordance with these regulations would not be in compliance the New York Theatrical Syndication Financing regulations. In an effort to clarify the nature of the Company's minimum/maximum offering in relation to the authorization of immediate use, the Company has amended its disclosure in the OC.

19.   *We note that the company reserves the right to negotiate and make agreements with a limited number of Accredited Investors for the right to immediately use their investments prior to the completion of the minimum offering. We also note that the Accredited Investors in authorizing the immediate use of their funds will specifically negotiate with the Managing Member for a "financial advantage" in their special arrangement. It appears that the accredited investors who negotiate with the company and its managing member are making a new investment decision in connection with their purchase of the securities. Please provide us with a legal and factual analysis supporting your belief that these investors and the company can negotiate the financial terms of the investment (described as a "special arrangement" in the offering circular) during the Regulation A offering. We may have further comment.*

The Company has amended the OC and disclosed the financial terms of the investment to be made by Accredited Investors who elect to authorize the immediate use of their investment. No negotiation of financial terms will occur during the Regulation A offering. The Company has also amended the Form 1-A to attach as an exhibit the specific form of waiver referred to in the response to question 18 above to be executed by Accredited Investors.

Risk Factors, page 14

20.   *Please substantially revise all of your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors in the offering. For example, the subheadings "We may sell our entitlement to Excess Subsidiary Rights Income", "Ken Davenport controls our Managing Member and is essential to our operations", and "Conflicts of interest exist in the structure and operation of the Company" simply state facts about the company in your subheadings. Your subheadings should be revised so that they adequately describe the specific risk addressed.*

The Company has amended its disclosure of risk factors in the OC in accordance with your comment.

We may sell our entitlement to Excess Subsidiary Rights Income, page 15

21.   *We note your statement that "any such sale will be on terms deemed fair by the Managing Member." We also note that the Managing Member may be the purchaser of the Excess Subsidiary Rights Income. Please revise the appropriate section to address the conflicts of interest in connection with the sale of the Excess Subsidiary Rights Income to the Managing Member.*

The Company has amended its disclosure in the OC in accordance with your comment.

Investors do not have the right to invest in touring companies or other licensed productions of the Musical, page 19

22.   *Please revise your offering circular to clarify what the investors are actually investing in and what profits they are entitled to. If true, please clarify that they are only investing in the initial Broadway production of Godspell and they do not have any rights to touring companies, other licensed productions, merchandise, or cast album profits.*

FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.

The Company has amended its disclosure in the OC in accordance with your comment.

Use of Proceeds, page 22

23. *Please tell us how you intend to finance the production should you only raise the minimum amount in this offering and loans are not available to you, and explain what would happen to the production should such financing not be available. In addition, describe to us the likelihood that you cannot raise sufficient funds through this offering or loans. In that regard, tell us if it is reasonably possible that equity and debt financing will not be available and the managing member will provide the necessary funding.*

If the Company only raises the minimum amount in this offering and loans are not available to the Company, the Company will produce the Broadway Production, but the amount of reserves will be reduced and there will be less money spent on advertisements and less money will be available for contingencies. There is a possibility that the Company will not be able to raise the minimum amount but that is difficult to determine at this stage since there has not been any testing of the waters to get a sense of the public interest in an offering such as this one. Nevertheless, the Company expects that it will be able to raise the minimum amount of the offering. It is possible that equity and debt financing will not be available and it is also possible that the Managing Member would provide the necessary funding.

24. *Please revise your Use of Proceeds table to clarify that the proceeds from the offering will be used to pay for the listed items. Please include line items for the net proceeds from the offering, offering expenses, net proceeds from offering, and total use of net proceeds. Remove the line item total capitalization.*

The Company has amended its disclosure in the OC in accordance with your comment.

25. *We note that you have allocated offering proceeds of $1,323,078 to "other costs (incl. closing)". Please revise to describe these costs and the respective amounts that are included in this balance with a greater degree of specificity. Additionally, please describe the costs in the line items "advances - not returnable" and "bonds/deposits - returnable" with more specificity.*

The Company has amended its disclosure in the OC in accordance with your comment.

26. *We note that you have allocated offering proceeds of $420,851 (maximum offering) or $220,851 (minimum offering) to contingency/reserves, as opposed to allocating for particular purposes. Please revise to include a footnote explaining how the company expects to employ such funds.*

The Company has amended its disclosure in the OC in accordance with your comment.

27. *We note your statement that "we reserve the right to make such changes in the allocations in the Production Budget as we deem necessary or advisable." You may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated.*

The Company has amended its disclosure in the OC in accordance with your comment.

FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.

Determination of Offering Price, page 23

28.   *Please revise to clarify who determined the offering price of the units. Also address whether the price of the units has any relationship to the company's asset value, book value, net work or any other recognized criteria of value.*

The Company has amended its disclosure in the OC in accordance with your comment.

Capitalization, page 23

29.   We note on page 49 that you received front money of $85,000. Please tell us how you considered this funding received in the presentation of your capitalization.

The front money received by the Managing Member will only be considered part of the capitalization of the Company if and when the Company fully capitalizes (i.e., receives the Minimum Offering amount). If the Minimum Offering is never achieved, the front money will not be part of the Company's capitalization.

30.   We note your statement that the table reflects your receipt of the net proceeds from the offering after deducting offering expenses of approximately $150,000, but it appears to us that these expenses have not been deducted from the total proceeds of $4.5 million (minimum offering) and $5 million (maximum offering) on page 33. Please revise your table to reflect the deduction of estimated offering expenses.

The Company has amended its disclosure in the OC in accordance with your comment.

31.   *Your presentation of the "Units Outstanding 50,000 Maximum Offering" column is inappropriate in this section. See Rule 170 of the Securities Act of 1933.*

The Company has amended its disclosure in the OC in accordance with your comment.

Distributions, page 25

32.   *Please revise your introductory paragraph to state that the section describes the material terms of the offering relating to distributions to investors as described in the company's operating agreement.*

The Company has amended its disclosure in the OC in accordance with your comment.

33.   *Revise to address all of the material terms concerning the distributions in this section. For example, please revise to indicate the amount of the net profits going to the author and the general manager and also note that the company can pay net profits to other parties. Address that the managing member may purchase the excess subsidiary rights income and that the managing member determines whether the terms of such sale are fair. Clarify that any distributions will only be made in amount of $5.00 or more per unit.*

The Company has amended its disclosure in the OC in accordance with your comment.

FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26
Plan of Operations, page 27

34.   *Please add the information required by Item 6(a) (3) (i) of Model B.*
       The Company has amended its disclosure in the OC in accordance with your comment.

Operating Budget, page 29

35.   *Please define "ATPAM," "IATSE," "AFM," "TDI Co-op," and "MAP Fund."*

       The Company has amended its disclosure in the OC in accordance with your comment.

36.   Please revise to add additional disclosure and clarification on the underlying assumptions and the company's basis for this budget. We may have further comment.

       The Company has amended its disclosure in the OC in accordance with your comment.

Recoupment Schedule, page 31

37.   *Please explain what the 5% represents in "Adjusted Net Gross (5%)".*

       The difference between the Gross and the Adjusted Net Gross is the sum of charges for commissions levied by ticket selling agencies and credit card commissions. 5% represents an estimate, and the actual number could be higher or lower, depending on the number of tickets sold that are subject to commission charges.

38.   *Please revise to include projected results if the capacity is less than 60%.*

       The Company has amended its disclosure in the OC in accordance with your comment.

39.   *Please clarify on what the 700 seats, $114.75 ticket price, and 8 weekly show assumptions are based. Also address why these amounts have been chosen as the basis for the table.*

       The Company has amended its disclosure in the OC in accordance with your comment. 700 seats is the size of the theater in which the Company intends to produce the Broadway Production. The ticket price of $114.75 was selected by the Company as it represents the going rate for tickets to Broadway musicals. On Broadway, the performance week consists of 8 shows per week.

40.   *Please revise to clarify how the company determined the amount of $4,313,945 for investor's capital to be recouped.*

       The Company has amended its disclosure in the OC in accordance with your comment.

41.   *We note that management has significant discretion with respect to the appropriate amount of reserves. Please revise to clarify your assumptions regarding the amount of reserves.*

The amount of reserves was determined based on the general manager's experience in the industry, as well as the industry standard of the amount of reserves being roughly equal to ten percent (10%) of the subtotal of production costs.

42.   *We note that you will be obligated to repay any loans that you obtain in full (with or without interest) before any distributions are made to investors. Please tell us if you reasonably expect to enter into such loans subsequent to the offering. If so, revise to include the assumptions you have made regarding the loans and address how changes to this assumption could materially alter the Recoupment Schedule.*

The Company does not expect to enter into any loans subsequent to the offering, though it may do so if there are no reserves available.

Description of the Company's Business, page 33

43.   *Please add the information required by Item 7 of Model B.*

The Company has amended its disclosure in the OC in accordance with your comment.

Production Contract, page 36

44.   *Please consider adding tabular disclosure that summarizes the payments to be made under the proposed contract.*

The Company has amended its disclosure in the OC in accordance with your comment.

Reimbursement or Conversion of Advances into Units, page 39

45.   *We note that if the Managing Member declines reimbursement of its advances of production expenses to the company then any such sums will be converted into Units. Please disclose the rate at which such amounts will be converted to Units.*

The Company has amended its disclosure in the OC in accordance with your comment.

Compensation for Additional Services. page 39

46.   *We note your statement that "the Managing Member ... will provide such services to the Company for a fee comparable to the fee that would be charged by a third party service provider." Please revise to indicate the amount of the fee to be paid to the Managing Member for providing marketing and internet marketing services.*

The Company has amended its disclosure in the OC in accordance with your comment.

Management, page 41

47.   *We note your table showing the return on $1.00 investment in Kenneth Hosija's productions. Please clarify in this section that there is no assurance that the current production will produce any return on the investors investment. Supplementally provide us with the basis for the figures showing the return on the five prior productions.*

The Company has amended its disclosure in the OC in accordance with your comment.

The returns from the prior productions were derived from the data below:

Name of Show	Total Capitalization	Amount Distributed
Altar Boyz New York	$1,000,000	$1,275,000
Altar Boyz Detroit	$400,000	$138,000
Altar Boyz Tour	$575,000	$671,494
My First Time	$175,000	$236,250
The Awesome 80s Prom	$120,000	$471,000

Executive Compensation, page 41

48. *Please address whether any compensation has been awarded to, earned by, or paid to Ken Davenport by either the company or the managing member for services provided to the company.*

The Company has amended its disclosure in the OC in accordance with your comment.

49. *Please revise to comply with Item 9(b) of Model B.*

The Company has amended its disclosure in the OC in accordance with your comment.

Security Ownership of Certain Beneficial Owners and Management, page 43

50. *Please revise your tabular disclosure so that it fully complies with Item 10 of Model B.*

The Company has amended its disclosure in the OC in accordance with your comment.

51. *Please revise your beneficial ownership table to separately list Kenneth A. Hasija in the beneficial ownership table.*

The Company has amended its disclosure in the OC in accordance with your comment.

Certain Relationships and Related Party Transactions, page 44

52. *Please revise to address the proposed compensation arrangements between the company and the managing member. We may have further comment.*

The Company has amended its disclosure in the OC in accordance with your comment.

Description of Units and Summary of the Operating Agreement
Operating Agreement, page 45

53. *We note your statement that "the following sections summarize the material provisions of the Operating Agreement that are not discussed elsewhere in this Offering Circular."*

FRANKLIN, WEINRIB, RUDELL & VASSALLO, P.C.

Please revise to address all of the material provisions of the operating agreement in this section and revise the noted statement.

The Company has amended its disclosure in the OC in accordance with your comment.

Advertising, Sales and other Promotional Materials, page 51

54.   We note that you expect to use additional advertising, sales and other promotional materials in connection with the offering. Please note that you must file your sales materials with the Commission.

The Company does not presently have any sales materials other than the sales materials filed with the original Form 1-A. The Company acknowledges that it must file sales materials with the Commission.

Index to Financial Statements, page 53

55.   *We note on page 49 that as of the date of the Offering Circular, the Managing Member has received $85,000 in "front money" from a single investor. Please tell us when the front money was received, and if it was for the purchase of Units or a loan to the Company. Also revise your financial statements and related footnotes, as applicable, for the front money received.*

The front money was received by the Company's Managing Member, Davenport Enterprises, Inc. on or about December 29, 2009, almost one month prior to the formation of the Company. The agreement memorializing the front money investment made between Managing Member and the front money investor (the *"Front Money Agreement"*) treats the front money as an advance of funds to the Managing Member. The Front Money Agreement further provides, among other things, that upon formation of the Company and its full capitalization, the front money investor shall become a member of the Company and that the front money investor's advance shall be considered a capital contribution to the Company in an amount equal to the advance. In exchange for providing the Managing Member with funds for the production, the Managing Member agreed to provide such front money investor with an enhanced participation in Adjusted Net Profits from the Managing Member's share of Adjusted Net Profits. If the Managing Member abandons production of the Musical then the Front Money Agreement provides that the only obligation of the Managing Member is to return to the front money investor the unused portion of the advance.

The Company has revised its footnote disclosure in its financial statements to provide for an additional footnote with respect to the front money investment.

Report of Independent Registered Public Accounting Firm, page 1

56.   We note your footnote disclosure on page 7 of the factors, among others, that raise doubt about your ability to continue operations. It also appears to us that your independent auditor did not conclude there to be substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. Please have your independent auditor explain to us how they evaluated the Company's ability to continue as a going concern to arrive at this conclusion, pursuant to AU Section 341.

The Company's independent auditor has revised its audit opinion to provide that there is substantial doubt about the Company's ability to continue as a going concern.

Part III. Exhibits

57.   We note the last paragraph on page 38 and that you have agreed to make certain payments to the authors and to your general manager. Please file the related agreements as exhibits. See Item 2(6) of Part III of Form 1-A.

The Company has revised its list of exhibits attached to the Form 1-A in accordance with your comment and has included a copy of its agreement with its general manager together with its amended Form 1-A.

Legality Opinion - Franklin, Weinrib, Rudell & Vassallo

58.   Please revise your legality opinion to indicate that opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

The legal opinion has been revised in accordance with your comments.

Attached hereto as Exhibit A is a written statement from the Company. All other comments set forth therein are hereby acknowledged.

Please contact the undersigned if we may be of assistance.

Sincerely,

Heather J. Reid

cc: Ken Davenport

Acknowledgement

In connection with Form 1-A filed by The Godspell LLC (the *"Company"*) with the Securities and Exchange Commission on April 13, 2010 (together with schedules and exhibits thereto), the undersigned, Kenneth A. Hasija, in his capacity as President of the Managing Member of the Company, hereby acknowledges that:

(i)   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)   comments from the Staff of the Commission (the "Staff") or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)   the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 13 of April , 2010.

THE GODSPELL LLC

By: Davenport Theatrical Enterprises, Inc.
its Managing Member



By: _____
Name: Kenneth A. Hasija
Title: President of the Managing Member